FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-129651

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 3 DATED AUGUST 10, 2007

TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, as supplemented by Supplement No. 1 dated May 25, 2007 and Supplement No. 2 dated July 13, 2007, relating to our initial public offering of up to 85,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	the execution of a purchase contract to acquire 322,856 acres of timberland from a subsidiary of MeadWestvaco Corporation, including a summary of the financing and structure of the acquisition;

•	a clarification regarding the timing for our election to qualify as a REIT;

•	a clarification regarding our borrowing policies;

•	a clarification regarding our expectations regarding the payment of distributions to stockholders;

•	additional federal income tax considerations; and

•	changes to the suitability standards for investors in the states of Kansas and Washington.

Status of Our Initial Public Offering

As of July 31, 2007, we had received aggregate gross offering proceeds, net of discounts, of approximately $5.8 million from the sale of approximately 589,000 shares in our initial public offering. As of July 31, 2007, approximately 74.4 million shares remained available for sale to the public under our initial offering, exclusive of shares available under our dividend reinvestment plan.

Proposed Acquisition of MeadWestvaco Timberland

On August 3, 2007, our subsidiary, Wells Timberland Acquisition, LLC, entered into a contract with MeadWestvaco Coated Board, Inc., an unaffiliated third party, which we refer to as MeadWestvaco, to acquire approximately 228,000 acres of timberland and long-term leasehold interests with respect to another approximately 95,000 acres. MeadWestvaco is a subsidiary of MeadWestvaco Corporation. The timberland to be acquired pursuant to this contract, which we refer to as the MeadWestvaco Timberland, is located in the states of Alabama and Georgia. The principal uses of the MeadWestvaco Timberland will be the cultivation and harvest of timber.

Prior to the closing of the transaction MeadWestvaco will contribute to a newly formed, wholly owned subsidiary, Timberlands II, LLC, all of its right, title and interest in the MeadWestvaco Timberland, along with associated mineral rights and other related assets. Wells Timberland Acquisition LLC, through a newly formed wholly owned subsidiary, MWV SPE, LLC, will then acquire all of the membership interests of Timberlands II, LLC.

The MeadWestvaco Timberland will be subject to two fiber supply agreements with MeadWestvaco. Under the agreements, MeadWestvaco will purchase specified volumes of standing timber from us, or delivered logs from a timber harvesting entity who purchases the standing timber from us, at market-based prices. The fiber supply agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills, and provide us with a reliable consumer for the wood products from the MeadWestvaco Timberland.

The total approximate acquisition cost for the MeadWestvaco Timberland is expected to be $413,000,000 and includes a purchase price of $400,000,000, plus additional estimated transfer taxes, due diligence and closing costs. Pursuant to the contract, we deposited $5,000,000 into an escrow account which will be applied to the purchase price payable to MeadWestvaco at closing.

We anticipate that the closing of the acquisition of the MeadWestvaco Timberland will occur in the third quarter of 2007; however, closing will be subject to certain conditions, including obtaining the debt financing described below. We cannot assure you that we will be able to complete the purchase of the MeadWestvaco Timberland on the terms set forth herein or at all.

Financing

We intend to finance the purchase of the MeadWestvaco Timberland through debt financing or a combination of debt financing and funds raised through this offering. We have entered into a commitment letter to finance 90%, or $360,000,000, of the purchase price with Wachovia Bank, National Association, which we refer to as Wachovia Bank. The commitment letter is subject to a number of contingencies and conditions. As a result, we cannot be certain that we will receive this financing or that the final terms and conditions of the financing will be identical to those provided by the commitment letter as summarized herein.

The Wachovia Bank commitment letter provides that the Wachovia Bank debt financing will include: (1) a first mortgage loan, which we refer to as the senior loan, in an amount equal to the lesser of (A) 53% of the purchase price, (B) $212,000,000 or (C) 60% of the appraised value of the MeadWestvaco Timberland, and (2) a second mortgage loan, which we refer to as the mezzanine loan, in an amount equal to 90% of the purchase price less the amount of the senior loan. We expect that the senior loan would have a term of 36 months and be secured by a first mortgage on the MeadWestvaco Timberland and a senior security interest on a revenue account, controlled by Wachovia Bank, which would hold all revenue generated by the MeadWestvaco Timberland. We expect that the mezzanine loan would have a term of 12 months and be secured by a second mortgage on the MeadWestvaco Timberland, a second security interest on the revenue account and a first security interest in all funds raised by us in this offering prior to the repayment of the mezzanine loan.

We expect to finance the remaining 10% of the purchase price for the MeadWestvaco Timberland from funds raised in the offering. If, however, we have not raised sufficient funds to make the 10% payment, Wells Real Estate Funds, Inc., an affiliate of our advisor, which we refer to as Wells REF, has offered to provide us with a loan in the amount required to enable us to fund the 10% payment if necessary. However, we have not entered into any agreement with Wells REF to borrow such funds. Any financing that we receive from Wells REF would require the determination by our board of directors, including a majority of our independent directors, that the terms of the borrowing are fair and reasonable to us and not less favorable to us than those available from unaffiliated third parties.

We will contribute the proceeds of the debt financing described above as well as funds raised through this offering to MWV SPE, LLC, which will use the proceeds to purchase certificates of deposit, U.S. government obligations or other high-quality debt securities. These debt securities will serve as collateral for an installment note that MWV SPE, LLC will issue to MeadWestvaco in payment of the purchase price. The installment note will bear interest at a market rate, which will adjust quarterly, will have an initial 20-year term (subject to two five-year extensions) and cannot be prepaid in whole or in part prior to maturity. The installment note will also be secured by an irrevocable standby letter of credit that will be collateralized by the debt securities described above.

Risk Factors – Risks Associated with Debt Financing

The “Risk Factors – Risks Associated with Debt Financing” section of the prospectus is hereby supplemented by the following additional risk factor:

If we default on the terms of the mezzanine loan obtained by us in connection with the acquisition of the MeadWestvaco Timberland, stockholders who invest in us prior to the repayment of the mezzanine loan could lose some or all of their investment.

We expect that we will borrow approximately 37% of the $400,000,000 purchase price of the MeadWestvaco Timberland from Wachovia Bank, National Association in the form of a mezzanine loan which we must repay within 12 months. The mezzanine loan is secured by, among other things, a first priority security interest in all of the funds that we receive in connection with this offering prior to our repayment of the mezzanine loan. Our ability to repay the mezzanine loan is dependent upon our success in raising substantial funds pursuant to this offering. If the amount of proceeds we raise in this offering are less than the amount that we need to repay the mezzanine loan when due, we will be in default under the mezzanine loan. Under the anticipated terms of the mezzanine loan, if we default on the mezzanine loan, Wachovia Bank will be entitled to all of the proceeds of our offering up to the amount of the mezzanine loan. If Wachovia Bank forecloses upon its security interest in a substantial amount of proceeds of our offering, our existing stockholders could lose all of their investment and it would be unlikely that we would be able to meet our investment objectives or to raise additional capital in this offering or otherwise in order to continue our operations.

Election of REIT Status

Pursuant to our charter, our board of directors has the authority to determine when and if it is in our best interest to elect for us to qualify for federal income tax treatment as a real estate investment trust, or a REIT. Our qualification as a REIT requires compliance with a number of tests imposed by the Internal Revenue Code, including requirements as to organization and ownership, distributions of our income, and the nature and diversification of our income and assets. As a result of the structure of the proposed MeadWestvaco Timberland acquisition, including the installment note to be issued by MWV SPE, LLC to MeadWestvaco, we expect that we will not meet the requirements to qualify as a REIT for the taxable year ending December 31, 2007 if we acquire the MeadWestvaco Timberland. Because we do not expect to generate taxable income for the year ending December 31, 2007, we do not anticipate that there would be any adverse tax consequence to us or our stockholders for the taxable year ending 2007 caused by a delay in electing REIT status. Accordingly, our board of directors has determined that it is unlikely that we will elect to qualify as a REIT for the taxable year ending December 31, 2007 if we acquire the MeadWestvaco Timberland. The board of directors determined that it is in our best interest to potentially delay our election of REIT status because we may not otherwise have had the opportunity to acquire the MeadWestvaco Timberland under the proposed acquisition terms required by MeadWestvaco if we were constrained by the need to elect REIT status for the taxable year ending 2007. Our board of directors believes that the proposed MeadWestvaco Timberland, if acquired, would allow us to own and operate high quality, well managed and very significant timberland assets that may ultimately benefit our investment portfolio consistent with our investment objectives. For these reasons, the board of directors concluded that the potential for delay in our REIT status is warranted in view of the relative benefits of the MeadWestvaco acquisition and its potential benefit to stockholders.

We expect that our board of directors will elect for us to qualify as a REIT for the first taxable year in which (i) we would otherwise qualify to be taxed as a REIT and (ii) we generate substantial taxable income such that REIT status would be in the best interest of our stockholders. If we complete the MeadWestvaco Timberland acquisition, we do not anticipate that we will elect to be taxed as a REIT until our taxable year ending December 31, 2009. However, we cannot give any assurances that we will qualify to be taxed as a REIT in the future, and it is possible that we may engage in other timberland acquisition transactions in the future which will cause our board of directors to determine that it is in our best interest to further delay our REIT election. For a description of the requirements for election as a REIT, certain consequences of failure to qualify as a REIT and other federal income tax considerations, please see “Federal Income Tax Considerations.”

Borrowing Policies

As disclosed in the prospectus under “Business and Policies – Borrowing Policies,” we intend to employ greater amounts of leverage during the initial phase of our public offering in order to enable us to purchase properties more quickly. Following this initial phase, we intend to use subsequent proceeds raised in the public offering to significantly reduce our overall leverage. In order to enable us to acquire the MeadWestvaco Timberland, our board of directors has authorized us to enter into financing arrangements that would provide for us to borrow, in the aggregate, up to 100% of the purchase price of the MeadWestvaco Timberland. In accordance with our charter, our board of directors, including a majority of our independent directors, has determined that borrowing in excess of our general leverage limitation of 300% of our net assets is justified in connection with the MeadWestvaco Timberland transaction because of the significance of the portfolio to be acquired and our expectation that subsequent proceeds raised in this offering will enable us to significantly reduce our overall leverage over time. As a result of this proposed transaction and the possibility that our board of directors may determine that it is in our best interest to pursue similarly leveraged timberland acquisitions in order to enable us to more quickly acquire a diversified portfolio of timberland properties, we are not able to anticipate with any degree of certainty what our leverage ratio will be for the foreseeable future. Accordingly, the disclosure currently in the prospectus under “Business and Policies – Borrowing Policies” is hereby amended to clarify that, while we intend to comply with the provisions of our charter which require our independent directors to approve any borrowings in excess of 300% of our net assets, we have not established any fixed percentage of leverage that we will not exceed in the near term. However, we currently anticipate that after we have raised at least $750 million of gross offering proceeds, our overall leverage will not exceed 40% of the fair market value of our assets.

Distribution Policies

As disclosed in the prospectus under “Description of Shares – Distributions,” the actual amount and timing of distributions we will pay to stockholders will be at the discretion of our board of directors and will depend upon a number of factors, including the timing of our investment of the net proceeds of this offering and our actual results of operations. One of our investment objectives is to provide current income for stockholders through the payment of cash distributions (see “Business and Policies – Investment Objectives”). In the event that we acquire the MeadWestvaco Timberland or a similar large timberland portfolio which is financed by a high degree of borrowings, we do not expect to pay substantial distributions, if any, during the initial term of our operations when we are in the process of raising capital and using the proceeds of the offering and operating cash flow to repay our debt. In the event that we acquire the MeadWestvaco Timberland, we expect that no distributions will be paid to stockholders until at least one year following the closing of the acquisition. If we delay our REIT election beyond 2008, we may further delay the commencement of distributions. We will seek to invest the proceeds of this offering in a manner that will allow us to achieve our investment objectives, including the objective of paying future distributions to stockholders. However, prospective investors should not invest in this offering in the event that they are seeking substantial cash distributions during the initial phase of our operations. See “Risk Factors – Our Cash Distributions Are Not Guaranteed and May Fluctuate.”

Federal Income Tax Considerations

In the event that we acquire the MeadWestvaco Timberland in the structure currently proposed for the transaction, we expect that we will not elect to be taxed as a REIT for the taxable year ended December 31, 2007 or for the taxable year ended December 31, 2008. Accordingly, we would be subject to taxation as a corporation under the Internal Revenue Code until we qualify and elect to be taxed as a REIT. Prospective investors should consider the following information relating to federal tax consequences of an investment in our common stock.

Risk Factors – Federal Income Tax Risks

The “Risk Factors – Federal Income Tax Risks” section of the prospectus is hereby supplemented by the following additional risk factor:

If we acquire properties prior to qualification as a REIT, we may have to delay our election to be taxed as a REIT which could result in adverse tax consequences to us and our stockholders.

If we acquire the MeadWestvaco Timberland, the acquisition is expected to occur prior to the first day of the first taxable year for which we elect to be taxed as a REIT (the “REIT Commencement Date”). If we have a net built-in gain in our assets as of the REIT Commencement Date and subsequently recognize gain on the disposition of any assets we hold at the REIT Commencement Date, then we will be subject to tax at the highest regular corporate rate during the 10-year period beginning on the REIT Commencement Date on the lesser of (A) the excess of the fair market value of the asset as of the REIT Commencement Date over our basis in the asset as of the REIT Commencement Date (the built-in gain with respect to that asset as of the REIT Commencement Date), (B) the amount of gain we would otherwise recognize on the disposition, or (C) the amount of net built-in gain in our assets as of the REIT Commencement Date not already recognized during the 10-year period. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. If we elect REIT status in the future, we will have to determine whether we have a net built-in gain as of the REIT Commencement Date. If we do, we may choose not to sell assets we might otherwise sell during the 10-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. The IRS has issued a private letter ruling to another REIT indicating that the built-in gain tax would not apply to sales of timber sold during the 10-year period following its conversion to a REIT. We are not entitled to rely on that ruling and have not requested our own IRS ruling.

In addition, to qualify as a REIT, we cannot have at the end of any REIT taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. While we do not expect that we will have any non-REIT earnings and profits, we will monitor our earnings and profits position to allow us to be in a position to satisfy this requirement when our board of directors determines that we should elect to be taxed as a REIT.

Federal Income Tax Considerations — Federal Income Taxation of the Company

The “Federal Income Tax Considerations – Federal Income Taxation of the Company” section of the prospectus is hereby supplemented with the following information:

We currently expect that we will not elect to qualify as a REIT for the taxable year ending December 31, 2007. Accordingly, prospective investors should not rely upon the opinion referenced in the prospectus of Alston & Bird LLP, our tax counsel in connection with this offering, regarding our qualification for taxation as a REIT, given that our proposed method of operation related to the MeadWestvaco Timberland would not allow us to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2007. We can give no assurances when we might elect and qualify to be taxed as a REIT. In addition, if we acquire the MeadWestvaco Timberland, the acquisition is expected to occur prior to the first day of the first taxable year for which we qualify as a REIT (the “REIT Commencement Date”). If we have a net built-in gain in our assets as of the REIT Commencement Date and subsequently recognize gain on the disposition of any assets we hold at the REIT Commencement Date, then we will be subject to tax at the highest regular corporate rate during the 10-year period beginning on the REIT Commencement Date on the lesser of (A) the excess of the fair market value of the asset as of the REIT Commencement Date over our basis in the asset as of the REIT Commencement Date (the built-in gain with respect to that asset as of the REIT Commencement Date), (B) the amount of gain we would otherwise recognize on the disposition, or (C) the amount of net built-in gain in our assets as of the REIT Commencement Date not already recognized during the 10-year period.

Suitability Standards

Investors who reside in the state of Kansas must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and a net worth of at least $70,000. The state of Kansas recommends that your aggregate investment in us and similar direct participation investments should not exceed 10% of your liquid net worth, which is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Investors who reside in the state of Washington must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and a net worth of at least $70,000.